UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Herbalife Ltd.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

G4412G101

(CUSIP Number)

April 3, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. G4412G101	Page 2 of 5 Pages

1	Names of reporting persons/I.R.S. Identification Nos. of Above Persons (Entities Only) William P. Stiritz
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	5	Sole voting power: 6,593,641
	6	Shared voting power: 995,500
	7	Sole dispositive power: 6,593,641
	8	Shared dispositive power: 995,500
9	Aggregate amount beneficially owned by each reporting person 7,589,141
10	Check if the aggregate amount in Row (9) excludes certain shares* (see instructions) ☐
11	Percent of class represented by amount in Row (9) 8.24%
12	Type of reporting person IN

Preliminary Statement:

This Schedule 13G is filed by William P. Stiritz (the “Filing Person”) and amends, supplements and replaces in its entirety the Amended Schedule 13D filed on January 29, 2014 by the Filing Person (the “Schedule 13D”), relating to shares of Common Stock of Herbalife Ltd. (the “Issuer”). The Schedule 13D had superseded a Schedule 13G previously filed by the Filing Person on August 26, 2013 relating to the Common Stock of the Issuer. As of the date of this filing, the Filing Person no longer holds any shares of the Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Filing Person accordingly determined to again report his beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G.

Item 1(a).	Name of Issuer

Herbalife Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices

P.O. Box 309GT

Ugland House, South Church Street

Grand Cayman, Cayman Islands

Item 2(a).	Name of Person Filing

William P. Stiritz

Item 2(b).	Address of Principal Business Office or, if None, Residence

790 Briar Hill Road

Belleville, Illinois 62223

Item 2(c).	Citizenship

USA

Item 2(d).	Title of Class of Securities

Common stock, par value $0.001 per share

Item 2(e).	CUSIP Number

G4412G101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☒

Item 4.	Ownership.

(a)	Amount beneficially owned:

7,589,141

(b)	Percent of class:

8.24%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	6,593,641
(ii)	Shared power to vote or to direct the vote:	995,500
(iii)	Sole power to dispose or to direct the disposition of:	6,593,641
(iv)	Shared power to dispose or to direct the disposition of:	995,500

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Stiritz has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all of the shares held in his name, a total of 7,589,141 shares, while sharing the power to vote or direct the vote and shared power to dispose or to direct the disposition of the shares held by the following people: Susan E. Stiritz, 825,501 shares, Rebecca Stiritz, 10,000 shares and Nick Stiritz, 159,999 shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

April 3, 2015
Date

/s/ William P. Stiritz
Signature

William P. Stiritz
Name/Title